

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 3, 2009

By Facsimile and U.S. Mail
Mr. Peter Bojtos
Chief Executive Officer
Fischer-Watt Gold Company, Inc
2582 Taft Court
Lakewood, Colorado 80215

> **Re: Fischer-Watt Gold Company, Inc**
> **Form 10-K for the Fiscal Year Ended January 31, 2008**
> **Filed on April 30, 2008**
> **Response Letter Dated May 2, 2008**
> **Response Letter Dated July 14, 2008**
> **Response Letter Dated November 12, 2008**
> **Response Letter Dated January 9, 2009**
> **File No. 000-17386**

Dear Mr. Bojtos:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief